UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-14764

CABLEVISION SYSTEMS CORPORATION

(Exact name of registrant as specified in its charter)

Commission File Number: 1-9046

CSC HOLDINGS, LLC

(Exact name of registrant as specified in its charter)

1111 Stewart Avenue

Bethpage, New York 11714

(516) 803-2300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7 7⁄8% Senior Debentures due 2018 issued by CSC Holdings, LLC

7 5⁄8% Senior Debentures due 2018 issued by CSC Holdings, LLC

8 5⁄8% Senior Notes due 2017 issued by Cablevision Systems Corporation

8 5⁄8% Series B Senior Notes due 2017 issued by Cablevision Systems Corporation

7 3⁄4% Senior Notes due 2018 issued by Cablevision Systems Corporation

8% Senior Notes due 2020 issued by Cablevision Systems Corporation

5 7⁄8% Senior Notes due 2022 issued by Cablevision Systems Corporation

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

7 7⁄8% Senior Debentures due 2018 issued by CSC Holdings, LLC: 1

7 5⁄8% Senior Debentures due 2018 issued by CSC Holdings, LLC: 1

8 5⁄8% Senior Notes due 2017 issued by Cablevision Systems Corporation: 1

8 5⁄8% Series B Senior Notes due 2017 issued by Cablevision Systems Corporation: 1

7 3⁄4% Senior Notes due 2018 issued by Cablevision Systems Corporation: 1

8% Senior Notes due 2020 issued by Cablevision Systems Corporation: 1

5 7⁄8% Senior Notes due 2022 issued by Cablevision Systems Corporation: 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Cablevision Systems Corporation and CSC Holdings, LLC have duly caused this certification/notice to be signed on their behalf by the undersigned hereunto duly authorized.

Date: July 6, 2016

CABLEVISION SYSTEMS CORPORATION

CSC HOLDINGS, LLC

By:	/s/ Charles Stewart
Name:	Charles Stewart
Title:	Vice President, Treasurer and Chief Financial Officer of Cablevision Systems Corporation and CSC Holdings, LLC

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